Exhibit 99.1

High-Trend International Group Held Extraordinary General Meeting for Share Capital Restructure

SINGAPORE, July 18, 2025 /PRNewswire/ -- High-Trend International Group (the “Registrant” or the “Company”) (NASDAQ: HTCO), a global ocean technology company, today announced a correction to its press release issued on July 17, 2025, in order to provide clarification about the time of effectiveness of the proposed share consolidation.

Please see below the corrected original press release.

High-Trend International Group (the “Registrant” or the “Company”) (NASDAQ: HTCO), a global ocean technology company, held its Extraordinary General Meeting of Shareholders (the “Meeting”) on July 16, 2025. At the Meeting, the shareholders voted to approve (1) the proposal that every 25 issued and unissued class A ordinary shares of a par value of US$0.0001 each and every 25 issued and unissued class B ordinary shares of a par value of US$0.0001 each in the Company’s existing share capital be consolidated into 1 class A ordinary share of a par value of US$0.0025 and 1 class B ordinary share of a par value of US$0.0025, respectively (each a “Consolidated Share”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the third amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed from US$50,000 divided into 497,500,000 class A ordinary shares of a par value of US$0.0001 each and 2,500,000 class B ordinary shares of a par value of US$0.0001 each, to US$50,000 divided into 19,900,000 class A ordinary shares of a par value of US$0.0025 each and 100,000 class B ordinary shares of a par value of US$0.0025 each; (2) the proposal that effective immediately following the close of the Meeting, the authorized share capital of the Company be increased by the creation of an additional 470,000,000 class A ordinary shares of a par value of US$0.0025 each and 10,000,000 class B ordinary shares of a par value of US$0.0025 each to rank pari passu in all respects with the existing class A ordinary shares and class B ordinary shares, respectively (the “Increase of Authorized Share Capital”) so that immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company shall be changed from US$50,000 divided into 19,900,000 class A ordinary shares of a par value of US$0.0025 each and 100,000 class B ordinary shares of a par value of US$0.0025 each, to US$1,250,000 divided into 489,900,000 class A ordinary shares of a par value of US$0.0025 each and 10,100,000 class B ordinary shares of a par value of US$0.0025 each; and (3) the proposal that effective immediately following the close of the Meeting, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association annexed to the notice of the Meeting. The Share Consolidation was not yet effected as of the date of this report and the Company intends to go through standard Nasdaq procedures in order to effect the Share Consolidation.

About High-Trend International Group

High-Trend International Group (“High-Trend” or the “Company”) is a global ocean technology company with businesses in international shipping and marine carbon neutrality. The Company connects the decarbonization needs of the maritime industry with the supply of the carbon finance market through technology ecosystem, creating a new paradigm for maritime sustainability.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2024. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SOURCE High-Trend International Group